ORBIS

Warszawa , 2003-05-27

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
152
SECTION

Ref.: 82-5025


03022535

Dear Sirs,

Please find enclosed the text of the Current report no 9/2003.
Best regards

Krzysztof Gerula
Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current Report no 9/2003

The Management Board of "Orbis" Spółka Akcyjna (the Seller) hereby informs that the conditions precedent incorporated in the share sale agreement involving the block of shares held in the company PolCard S.A. with its corporate seat in Warsaw (the Company) signed on February 28, 2003, with six other shareholders of the Company, holding jointly with the Seller 99.67% of the Company's initial capital, have materialized.

On May 22, 2003, the parties to the transaction performed the acts needed to transfer the shares in PolCard to the Buyer and receive the payment of the price.

The transaction involved the entire block of shares held by the Seller, i.e. 3,000 (three thousand) registered shares having a total nominal value of PLN 300,000 (three hundred thousand), constituting 9.9% of the Company's initial capital, for a price constituting an equivalent in PLN of US$ 5,940,600 (five million, nine hundred forty thousand and six hundred).


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C. 152 SECTION